EXHIBIT 12

Consolidated Ratio of Earnings to Fixed Charge and Preferred Dividends

	Year Ended December 31,
	2012		2011		2010		2009		2008
Excluding interest on deposits	12.1	x	7.1	x	4.7	x	4.6	x	-19.7	x
Including interest on deposits	4.1	x	2.7	x	1.9	x	1.5	x	-0.4	x